Imperial Garden & Resort, Inc.

106 Zhouzi Street, 4th Floor, 4E

Neihu District, Taipei, Taiwan (Republic of China) 11493

December 27, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Esq. and Julie Griffith, Esq.

Re: Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on December 15, 2017

File No. 333-216694

Dear Ms. Parker and Ms. Griffith:

Imperial Garden & Resort, Inc. (the “Company”) hereby represents and undertakes that it does not intend to and will not have the Company’s ordinary shares quoted on any of the OTC markets or have any of the selling shareholders’ shares in the Company publicly traded in the United States before the Company’s ordinary shares are approved for listing on the Nasdaq Stock Market, except in reliance on an exemption of registration.

Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Name:	Fun-Ming Lo
Title:	Chief Executive Officer